July 27, 2005

Mail Stop 0409

Clark A. Marcus
The Amacore Group, Inc.
1511 North Westshore Boulevard, Suite 925
Tampa, Florida  33607

Re:	Eye Care International, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2 Filed June 27, 2005
      Registration No. 333-121308

Dear Mr. Marcus:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us a copy of the consulting agreements with Jana and Omnifirst. In addition, please advise us why the agreements have not been filed as exhibits.

2. The shares identified in the registration fee table do not appear to correspond to the shares identified on the prospectus cover page.
For example, the number of currently outstanding shares, shares underlying convertible debentures and shares underlying options do not appear to be consistent in the table and on the cover of the prospectus. Please revise to address the discrepancies.


Prospectus Summary

Capital Structure Before and After the Offering, page 5

3. Please advise us why the amount of Class A common stock outstanding will be reduced in the offering.

Risk Factors, page 6

4. We note your response to comment 7. However, we cannot locate the responsive revisions. We hereby reissue the comment.

Risks Relating to Our Business, page 6

5. Please update the disclosure in the first paragraph regarding the term sheet. Based on other disclosure in the prospectus it appears that the financing arrangement is for $1 million.

Series A and Series C Preferred Stock Conversion Rights, page 8

6. Notwithstanding the fact that you have assumed for purposes of this registration statement that the preferred shares would convert to 1,720,000 additional shares of common stock, for the purposes of this risk factor, please disclose the number of shares that would be issued upon conversion based on a recent market price.

Issuance of Stock and/or Warrants...page 8

7. Please revise your estimate of the common stock that would be issued upon conversion of your short term debt based on your short-term debt outstanding and your stock price as of a recent date.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 11

8. We note your response to comment 13. Please advise us of the date of the final loan.

Liquidity and Capital Resources, page 16

9. We note your disclosure regarding your expectations with respect to the lawsuit you`re your customers. However, as you are not qualified to make such a legal determination, please revise the disclosure to state that it is based on the opinion of counsel and name the counsel. Alternatively, please remove this statement.

Management, page 26

10. Please include disclosure regarding the recent resignation of your chief financial officer.

Principal Shareholders, page 30

11. Please revise to name the natural persons holding voting control and dispositive powers over all entities listed in the table, unless the entities are public companies or wholly-owned subsidiaries of public companies.

Selling Security Holders, page 31

12. Please revise to name the natural persons holding voting control and dispositive powers over Catalyst Capital, Bluegrass Farm
Partners, Inc., Kerin Partners and Crescent Fund, LLC.

13. Please revise to reflect how you computed the common stock beneficially owned before the offering by Vicus Capital. We note your disclosure on page 17 that convertible shares issued to Vicus Capital may be converted at any time until July 31, 2006 at a conversion price equal to the lesser of $2.88 or 75% of the lowest closing bid price of such shares during the five days immediately prior to the conversion.

Financial Statements

General

14. Please continue to monitor the updating requirements of Item
310(g) of Regulation S-B.

15. Please include an updated consent from your independent auditors in your next amendment.

Financial Statements for the year ended December 31, 2004

16. We have considered your responses to our prior comments 23, 24 and 26. We note that you have restated your results for the year ended December 31, 2003. Tell us how you have considered the disclosure requirements of APB 20 and APB 9. Additionally, explain to us why the Company has not filed an Item 4.02 8-K as a result of the restatement.

Note 2 - Summary of Significant Accounting Policies

Acquisition

17. We note in your disclosure that you state that the entire purchase price of your LBI, Inc. acquisition has been recorded as Goodwill. However, later in the disclosure you indicate that the entire amount was charged to marketing expense. Please explain the apparent discrepancy to us or revise your document accordingly.

Note 8 - Convertible Debentures
Note 19 - Subsequent Events

18. With respect to your convertible debentures issued during 2004 and the first quarter of 2005, tell us if you considered whether these instruments contained a beneficial conversion feature.
Reference is made to EITF 98-5 and EITF 00-27.

Note 15 - Commitments and Contingency

19. Tell us how you determined the value of the intellectual property rights acquired during the year and provide your basis for assigning a 20 year useful life. Additionally, given that your continued ownership of these rights is contingent upon you issuing an additional 1.6 million shares to the seller one year after closing, explain to us how you determined that it was appropriate to capitalize the property rights during 2004. Cite any relevant accounting literature in your response.

Part II

Item 26

20. We note your response to comment 28. Please revise to indicate for each issuance the exemption you relied upon and please include the consideration for each such issuance. Although we note that you have included the price per share you have not included the total consideration paid for each issuance, including the consideration paid for the original issuances of convertible promissory notes. With respect to unregistered sales relying on Rule 506, it is still unclear whether the sales were made to accredited investors. Consequently, we are still unable to determine the facts relied upon to support such an exemption. Please revise accordingly.

Item 27

21. Please file as exhibits any material agreements relating to your issuances of convertible notes.


*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz at (202) 551-3438 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related
matters.  Please contact Michael McTiernan, Special Counsel, at
(202)
551-3852 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief



cc:	David J. Levenson, Esq. (via facsimile)


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Clark A. Marcus
Eye Care International, Inc.
July 27, 2005
Page 5